October 21, 2015

By Hand

Ms. Katherine W. Hsu

Office Chief, Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Re:	American Express Credit Account Master Trust

American Express Receivables Financing Corporation III LLC

American Express Receivables Financing Corporation IV LLC

Registration Statement on Form SF-3

Filed July 30, 2015

Response to SEC Comment Letter dated August 26, 2015

File Nos. 333-205964; 333-205964-01; 333-205964-02

Dear Ms. Hsu:

On behalf of American Express Receivables Financing Corporation III LLC (“RFC III”) and American Express Receivables Financing Corporation IV (“RFC IV”), as depositors (the “Depositors”) to the American Express Credit Account Master Trust (the “Trust” or the “Issuing Entity”), this letter responds to your letter dated August 26, 2015, providing comments to the Registration Statement on Form SF-3 (the “Registration Statement”) submitted on July 30, 2015 by the Depositors and the Issuing Entity. The Depositors, American Express Centurion Bank (“Centurion”) and American Express Bank, FSB (“FSB”), as sponsors (the “Sponsors”), and American Express Travel Related Services Company, Inc., as servicer of the Trust, are collectively referred to herein as “American Express.”

For your convenience, each of your comments has been reproduced below, followed by our response. Enclosed with this letter is Amendment No. 1 to the Registration Statement on Form SF-3 (“Amendment No. 1”), dated October 20, 2015, marked to show all changes to the Registration Statement. All capitalized terms defined in Amendment No. 1 and used in the following responses without definition, have the meanings specified in Amendment No. 1. Unless otherwise specified, page numbers used in the responses below refer to pages in the enclosed marked copy of Amendment No. 1.

Ms. Katherine W. Hsu

October 21, 2015

General

Comment 1:

Please confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositors that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

American Express confirms that the Depositors and any issuing entity previously established, directly or indirectly, by the Depositors or any affiliate of the Depositors has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Below is a list of all affiliates of the Depositors that have offered a class of asset-backed securities involving the same asset class as this offering that have been subject to Exchange Act reporting requirements during the last twelve months.

●	American Express Receivables Financing Corporation VIII LLC

(CIK: 0001562918)

●	American Express Issuance Trust II

(CIK: 0001562914)

Comment 2:

Please file your required exhibits with your next amendment, including the form of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response:	The required exhibits, including the forms of transaction agreements and the legal and tax opinions, have been filed and are included as part of Amendment 1.

Cover Page of Registration Statement

Comment 3:

We note that you intend to include unsold securities from a prior registration statement on your Form SF-3 pursuant to Rule 415(a)(6) of the Securities Act of 1933. In the preeffective amendment in which you carry forward the unsold securities, please include as part of your footnotes to the

Ms. Katherine W. Hsu

October 21, 2015

“Calculation of Registration Fee” the following information: the SEC file number of the prior registration statement; the amount of the unsold securities being included on this registration statement; and the amount of filing fees previously paid in connection with the unsold securities. See Rule 415(a)(6) of the Securities Act of 1933 and Division of Corporation Finance Securities Act Rules Compliance & Disclosure Interpretations (C&DI) 212.24 and 212.25.

Response:

American Express confirms that, in the pre-effective amendment in which the amount of unsold securities will be carried forward, the footnotes to the “Calculation of Registration Fee” table will be revised to include the information described above.

Summary of Series Terms

Servicing Fee, page 13

Comment 4:	Please add summary disclosure about the payment of the asset representations reviewer fee.

Response:	American Express has revised the disclosure on page 9 in response to Comment 4.

Risk Factors

Financial regulatory reforms could adversely impact the trust…, page 21

Comment 5:

We note your statement that “[t]he banks have not yet determined whether their existing forms of risk retention will satisfy the final regulatory requirements or whether structural changes will be necessary.” Please bracket this language and confirm that you will only include it in takedowns that occur prior to the effective date of the credit risk retention rules.

Response:

American Express confirms that it intends to include this language only in takedowns that occur prior to the effective date of the credit risk retention rules, and the relevant language has been bracketed on page 21 of the disclosure.

Ms. Katherine W. Hsu

October 21, 2015

Issuance of additional series or additional certificates in outstanding series…, page 29

Comment 6:

We note your disclosure here and elsewhere in the prospectus that the trust may “reopen” or later issue additional certificates in an outstanding series. Please revise to clarify what you mean by “reopen” an outstanding series.

Response:

In response to Comment 6, American Express has revised the disclosure on page 29 to include a cross-reference to more detailed disclosure on the “reopening” of an outstanding series of certificates, which can be found on page 60 and which has also been revised.

The Issuing Entity, page 31

Comment 7:

We note that the trust assets may include “participation interests in receivables.” Such participations may be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6 of Release No. 33-8518 (Dec. 22, 2004) (the “2004 Regulation AB Adopting Release”) and Securities Act Rule 190. Please revise to disclose how you intend to meet your registration, disclosure, and prospectus delivery obligations for those participations that may be added to the asset pool after the effectiveness of the registration statement.

Response:

American Express confirms that participation interests have never been included as assets of the Issuing Entity, and American Express currently has no expectation that participation interests will be included as assets of the Issuing Entity in the foreseeable future. Therefore, the disclosure has been revised throughout to remove references to participation interests as Issuing Entity assets.

The Trust Portfolio

Pool Assets Review, page 32

Comment 8:

We note your statement on page 33 that a third party assisted in elements of the review. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider for any offering that you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

Ms. Katherine W. Hsu

October 21, 2015

Response:

American Express confirms that, if American Express or an underwriter obtains a due diligence report from a third-party provider for any offering, American Express will furnish, or will cause the underwriter to furnish, as applicable, a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report that American Express or the underwriter has obtained. American Express does not believe, however, that the assistance provided by the third party described on page 33 of the disclosure constitutes “due diligence services” (as defined in Rule 17g-10(d)(1) under the Exchange Act).

The Accounts, page 35

Comment 9:

We note that the accounts designated for the Trust Portfolio may include credit card receivables that are delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

Response:	American Express confirms that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this Registration Statement.

Transaction Parties

[Credit Risk Retention], page 38

Comment 10:

Please revise your disclosure to identify which specific ABS interest will satisfy the requirements for a seller’s interest and include a description of the material terms of that seller’s interest. Refer to Rule 5(k)(1)(i) of Regulation RR (17 CFR Part 246).

Response:

American Express confirms that the interest referred to in the Registration Statement as the “Transferors’ Interest” is the interest that will satisfy the requirements for a seller’s interest for credit risk retention purposes. American Express has revised the disclosure on page 38 in response to Comment 10.

Ms. Katherine W. Hsu

October 21, 2015

Comment 11:

Please revise your disclosure to include an indication that the sponsors will provide the required monthly disclosure of the seller’s interest measured in accordance with the risk retention requirements, including where such disclosure will be found (e.g., Form 8-K or Form 10-D). Refer to Rule 5(c)(4)(i) of Regulation RR.

Response:	American Express has revised the disclosure on page 38 in response to Comment 11.

Comment 12:

Please revise your disclosure to indicate that the holder of any seller’s interest retained in accordance with the risk retention rules will not hedge against such interest. Refer to Item 1104(g) of Regulation AB and the related instruction, and Rule 12 of Regulation RR.

Response:	American Express has revised the disclosure on page 38 in response to Comment 12.

Series Provisions

[Additional Credit Enhancement], page 51

Comment 13:

We note your disclosure that some series may have the benefit of additional credit enhancement. Please revise to describe the material terms of the structural features and credit enhancement or other features reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available. See Section III.A.3.b. of the 2004 Regulation AB Adopting Release. Refer to Items 1114 and 1115 of Regulation AB and the related instructions. Please note that under Rule 430D(d)(2), new structural features and credit enhancement not contemplated in the registration statement may only be added to the prospectus by post-effective amendment.

Response:

American Express confirms that it does not view any additional credit enhancement features for transactions under the Registration Statement as reasonably contemplated at this time other than a derivative agreement or a supplemental credit enhancement agreement. American Express further confirms that it will file a post-effective amendment to the Registration Statement if it adds new structural features or credit enhancement in the future. While a derivative agreement or a supplemental credit enhancement agreement is reasonably contemplated, specific information about any such feature is not known or reasonably available at this time. In response to Comment 13, American Express has revised the disclosure on pages 6 and 51 to remove references to other types of additional credit enhancement features.

Ms. Katherine W. Hsu

October 21, 2015

Comment 14:

Please revise to include disclosure here about payment of the asset representations reviewer’s compensation and any expenses related to the asset reviews. Additionally, please include the distribution priority of the respective fees and expenses.

Response:

In response to Comment 14, American Express has revised the disclosure on page 100. As the asset representations reviewer’s compensation and related expenses are not paid from collections on the trust assets, no change to the distribution priorities has been made.

Description of the Certificates

Book-Entry Registration, page 64

Comment 15:

We note your statements on page 65 that “all references to ‘holders’ of certificates means DTC” and that “the trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of certificates under the pooling and servicing agreement, each person owning a beneficial interest in the certificates must rely on the procedures of DTC.” In light of these statements, please revise your prospectus where appropriate to clarify how the beneficial owners (i.e., the investors) will receive information and exercise their rights under the asset representations review and dispute resolution shelf provisions. To the extent applicable, please include DTC-related timing considerations as part of your analysis in response to comment 23 below.

Response:

In response to Comment 15, American Express has revised the disclosure on pages 71, 99 and 117 to clarify how beneficial owners holding certificates in book-entry form may verify that they are, in fact, beneficial owners in connection with exercising their rights under the shelf provisions relating to dispute resolution, asset representations reviews and investor communication requests, respectively. With respect to the receipt of information by beneficial owners holding certificates in book-entry form, American Express notes that, on page 65, the disclosure includes the following statements in connection with book-entry certificates:

●

“Beneficial owners of book-entry certificates should realize that the trust will make all distributions of principal and interest on the certificates to DTC and will send all required reports and notices solely to DTC as long

Ms. Katherine W. Hsu

October 21, 2015

as DTC is the registered holder of the certificates. DTC and the participants are generally required by law to receive and transmit all distributions, notices and directions from the trustee to the beneficial owners through the chain of intermediaries.”

●

Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

The Pooling and Servicing Agreement Generally

Additions of Accounts or Participation Interests, page 72

Comment 16:

We note additional accounts or participation interests may be originated using underwriting criteria different from that used for the initial accounts. Please revise to state or provide bracketed disclosure to explain:

●	what criteria will be used to select these additional accounts (including during the revolving period); and

●

the nature of the review of assets added to the pool (including during the revolving period) performed by the issuer or sponsor as required by Rule 193 and whether those assets deviate from disclosed underwriting criteria or other criteria.

Refer to Items 1111(a)(7), (a)(8) and (g)(7) of Regulation AB.

Response:

As discussed above in connection with Comment 7, American Express currently has no expectation that participation interests will be included as assets of the Issuing Entity in the foreseeable future, and references to participation interests as Issuing Entity assets have been removed from the disclosure. With respect to Additional Accounts, the disclosure on page 72 indicates that accounts owned by Centurion and FSB may be designated to the Trust, and that such accounts must be “Eligible Accounts.” The term “Eligible Accounts,” which is defined in the disclosure on pages 130, includes the primary criteria for account eligibility. In addition, it should be noted that subsequent additions of accounts to the Trust are subject to a number of conditions, including rating agency review and an analysis as to whether the addition is expected to cause an “Adverse Effect,” as described in the disclosure on page 72.

Ms. Katherine W. Hsu

October 21, 2015

The disclosure describing the nature of the review of the Trust’s assets, which begins on page 32 under “Pool Asset Review,” applies to the receivables in all accounts designated for inclusion in the Trust Portfolio, whether those accounts were included at the inception of the Trust or during the revolving period. Nevertheless, in response to Comment 16, American Express has included bracketed disclosure on page 34.

Comment 17:

We also note that the additional accounts or participation interests may be acquired from another revolving credit issuer or entity that had different credit, origination or underwriting criteria. Please add bracketed language in the form of prospectus to indicate that, where applicable, you will disclose the underwriting criteria for credit card accounts that are originated by an originator other than American Express Centurion Bank or American Express Bank, FSB.

Response:

American Express confirms that there are currently no receivables (or participation interests relating to receivables) in the Trust that have been originated by an entity other than the Sponsors. However, in response to Comment 17, American Express has added bracketed disclosure on page 44 as requested.

Comment 18:

Please also add bracketed disclosure in the form of prospectus to indicate, where applicable, that you will identify any originator or group of affiliated originators that originate 10% or more of the pool assets, and any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsors or their affiliates is more than 10% of the pool assets. Refer to Items 1103(a)(1) and 1110(a) of Regulation AB.

Response:	American Express has added bracketed disclosure on page 37 in response to Comment 18.

Funding Period, page 86

Comment 19:

We note that you contemplate a prefunding account to purchase additional receivables. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the prefunding period will not extend for more than one year from the date of issuance and that the portion of the proceeds for the prefunding account will not involve in excess of 25% of the aggregate principal balance of the total asset pool whose cash flows support the securities.

Ms. Katherine W. Hsu

October 21, 2015

Response:

American Express confirms that, in accordance with Item 1101(c)(3)(ii) of Regulation AB, the duration of any prefunding period will not extend for more than one year from the date of issuance of the securities, and the portion of the proceeds for the related prefunding account will not involve in excess of 25% of the aggregated principal balance of the total pool of receivables held by the Trust.

Description of the Purchase Agreements

Repurchase Obligations, page 97

Comment 20:

We note that American Express Centurion Bank or American Express Bank, FSB, as account owners and sponsors, will make certain representations and warranties to American Express Receivables Financing Corporation III LLC and American Express Receivables Financing Corporation IV LLC, the purchasers of the receivables arising in credit card and other credit or charge accounts owned by American Express Centurion Bank or American Express Bank, FSB. Please revise to indicate how these representations and warranties will flow to certificateholders.

Response:

As noted in Comment 20, Centurion and FSB make certain representations and warranties to RFC III and RFC IV, respectively, as purchasers under the purchase agreements, as described under “The Pooling and Servicing Agreement Generally — Representations and Warranties” on page 69. Under the pooling and servicing agreement, RFC III and RFC IV, as Transferors, have assigned all of their right, title and interest in the purchase agreements, including the right to enforce the purchase agreements, to the trustee, on behalf of the Issuing Entity. Therefore, the representations and warranties made by Centurion and FSB in the purchase agreements flow to certificateholders through the trustee on their behalf. Disclosure describing the assignment of the Transferors’ rights under the purchase agreements can be found in the last paragraph under “Description of the Purchase Agreements — Sale of Receivables” on page 96.

Ms. Katherine W. Hsu

October 21, 2015

Asset Representations Review

Asset Representations Review Process, page 99

Comment 21:	Please revise your disclosure to clarify what you mean by the term “contractually delinquent.”

Response:

In response to Comment 21, American Express has revised the disclosure on pages 9 and 99 to clarify that an account is “60 days contractually delinquent” when it is 60 days past the date a payment amount is first due under the applicable card member agreement.

Comment 22:

We note your bracketed language describing the regulatory requirements for disclosure of how the delinquency trigger was determined to be appropriate. Please revise your prospectus to provide such disclosure (which may be bracketed as necessary) describing the appropriateness of your delinquency threshold, including a comparison of the threshold against prior securitized pools of credit card receivables of the sponsors.

Response:

In response to Comment 22, American Express has revised the disclosure on page 99 to describe the manner in which the delinquency trigger is determined and how the delinquency trigger is determined to be appropriate.

Comment 23:

We note that you have empty brackets around the number of days that investors will have to take certain actions, such as calling for a vote on whether to initiate an asset representations review. Please revise to specify the number of days or, in the alternative, provide a range of days, so that we can understand the possible time restrictions that investors may be subject to when using the asset representations review provision. Additionally, please provide us with your analysis of why you believe such time periods are sufficient for investors to take action, taking into account relevant procedures and timelines.

Response:

American Express has revised the disclosure on pages 99 in response to Comment 23. American Express believes that the time periods set forth in the disclosure in connection with an asset representations review provide investors with the results of the review in a reasonable time while also allowing sufficient time for the sequence of required processes to occur, including the voting processes and the asset representations review itself.

Ms. Katherine W. Hsu

October 21, 2015

Comment 24:

Please confirm that certificates held by the sponsors or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating “the maximum percentage of investors’ interest in the pool required to initiate a vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)”).

Response:	American Express has revised the disclosure on page 99 in response to Comment 24.

Comment 25:	Please revise to specify that the following events occurring during the relevant distribution period will be disclosed in a monthly distribution report on Form 10-D:

●	The requisite percentage of investors have called for a vote on whether to initiate an asset representations review, and notice of such vote;

●	A majority of those investors have voted in support of initiating a review; and

●	A summary of the findings and conclusions of the asset representations reviewer’s review of the receivables and accounts.

Response:	American Express has revised the disclosure on page 99 in response to Comment 25.

Comment 26:

We note that the asset representations reviewer will perform a review of all receivables in the Trust Portfolio that are more than 60 days contractually delinquent and the accounts relating to such receivables for compliance with the “ARR Representations and Warranties” on the receivables and the accounts. We also further note that “ARR Representations and Warranties” is defined on page 119 as “the representations and warranties set forth as an exhibit to the series supplement to the pooling and servicing agreement.” Please tell us whether the “ARR Representations and Warranties” are different from or a subset of the representations and warranties made by the depositors and transferors and the sponsors about the receivables and accounts.

Ms. Katherine W. Hsu

October 21, 2015

Response:

The ARR Representations and Warranties, which will be identified in the Asset Representations Review Agreement when finalized, are those representations and warranties given by the Sponsors in the purchase agreements and by the Transferors in the pooling and servicing agreement that relate directly to the pool assets (i.e., the receivables and the accounts related to the receivables). General Instruction I.B.1.(b)(C) to Form SF-3 states that “[t]he asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties on the pool assets….” The ARR Representations and Warranties generally relate to the eligibility of the accounts and the receivables and do not include, for example, representations and warranties given in the transaction documents relating to the Sponsors or the Transferors themselves or to structural features of the securitization transaction.

Comment 27:

While we note that the asset representations reviewer will not be the party to determine whether any noncompliance with the representations or warranties constitutes a breach of any contractual provision relating to the receivables or the accounts, please provide disclosure in this section clarifying which transaction party will make such determination.

Response:	American Express has revised the disclosure on page 99 in response to Comment 27.

Other Matters Relating to the Asset Representations Reviewer, page 100

Comment 28:

Please remove the brackets from the sentence stating that any compensation paid to the asset representation reviewer will be paid by the transferors or provide alternative bracketed disclosure of the source of payment for the asset representations reviewer.

Response:

American Express confirms that the compensation paid to the asset representation reviewer will be paid by the Transferors, or the Sponsors on behalf of the Transferors, and has revised the disclosure on pages 9 and 100 in response to Comment 28.

Ms. Katherine W. Hsu

October 21, 2015

If you have any questions or comments concerning this response, please do not hesitate to contact me at (212) 506-5077 or my partner, Robert Moyle, at (212) 506-5189.

Sincerely, /s/ Alan M. Knoll Alan M. Knoll

Enclosures

cc:	Arthur C. Sandel, Securities and Exchange Commission

Hughes Bates, Securities and Exchange Commission

Laureen E. Seeger, American Express Company

Carol V. Schwartz, American Express Company

Robert B. Moyle, Orrick, Herrington & Sutcliffe LLP